EXHIBIT 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Greenbacker Renewable Energy Company LLC:

We consent to the use of our report dated March 8, 2017, with respect to the consolidated statements of assets and liabilities of Greenbacker Renewable Energy Company LLC and Subsidiary (the Company), including the consolidated schedules of investments, as of December 31, 2016 and 2015, the consolidated statements of changes in net assets for each of the years in the three-year period ended December 31, 2016, and the related consolidated statements of operations and cash flows for each of the years in the two-year period ended December 31, 2016, and for the period from commencement of operations (April 25, 2014) through December 31, 2014, incorporated herein by reference and to the reference to our firm under the heading "Experts" in the prospectus.

(Signed) KPMG LLP

New York, New York

March 16, 2017